BC FORM 53-901F
(Previously Form 27)
MATERIAL CHANGE REPORT UNDER SECTION 85(1)
OF THE SECURITIES ACT (BRITISH COLUMBIA)

Item 1	Reporting Issuer

White Knight Resources Ltd. (the “Company”)
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Telephone: (604) 681-4462

Item 2	Date of Material Change

March 8, 2005

Item 3	Press Release

Date of Issuance: March 8, 2005
Place of Issuance: Vancouver, British Columbia

The news release was distributed through CCN Matthews, Market News and Canada StockWatch

Item 4	Summary of Material Change

The Company announced the acquisition of two properties in Nevada.

Item 5	Full Description of Material Change

See attached press release

Item 6	Reliance on Section 85 (2) of the Act

N/A

Item 7	Omitted Information

N/A

Item 8	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

John M. Leask
Telephone: (604) 681-4462

Item 9	Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 8thday of March, 2005.

“Megan Cameron-Jones”
Signature

Megan Cameron-Jones
Name

Director
Position

Vancouver, BC
Place of Declaration

White Knight Resources Ltd.
Suite 922, 510 West Hastings Street
Vancouver, BC V6B 1L8
Tel: (604) 681-4462 Fax: (604) 681-0180
Website: www.whiteknightres.com
E-Mail: info@whiteknightres.com

N E W S R E L E A S E

Additional Properties Acquired in Nevada

Vancouver, British Columbia – White Knight Resources Ltd. (TSXV – WKR)
March 8, 2005

White Knight Resources Ltd. (“White Knight“) announces the acquisition by staking of two new Carlin-type gold exploration properties in Nevada: the Knolls property in Humboldt County and the Ian property in Eureka County.

The 100% owned Knolls property consists of 180 unpatented mining claims, approximately 5½ square miles of mineral rights. The property lies 4 miles east of Newmont’s Twin Creeks Mine (>13 million oz gold production plus reserves). The Knolls property is centered on an uplifted block of Ordovician Valmy Formation flanked by Pennsylvanian-Permian Antler Group sediments, the host for gold mineralization at the Chimney Creek Mine of the Twin Creeks Complex. Rock-chip sampling by White Knight has established the existence of a gold-bearing hydrothermal system characterized by strongly anomalous arsenic, antimony, mercury and barium and weakly anomalous gold, suggestive of the upper levels of a Carlin-type gold system. The structural setting of the property is similar to that of the Twin Creeks area, dominated by north-northwest and northeast-trending structures. Post-mineral Quaternary gravels and Tertiary volcanics cover most of the claim block.

The 100% owned Ian claim group consists of 51 unpatented mining claims located in the southern Cortez Trend and adjoining White Knight’s Sno claims at the Gold Stone Open Pit, which produced 71,000 oz gold. The Ian claims cover nearly 2 miles of strike length along a series of northwest-trending structures cutting through the Gold Pick, Gold Ridge and Gold Stone mines. The geology of the claim block consists of favourable Lower-plate carbonate rocks in the southern part of the block and Upper-plate Vinini Formation overlying Lower-plate carbonates along the Roberts Mountains thrust in the northern area. White Knight is planning a program of geologic mapping and geochemical sampling to further evaluate the mineral potential of this property.

In addition to the Knolls and Ian properties, White Knight recently located an additional 40 claims at its 100% owned Gold Bar Horst property, which surrounds the former Gold Bar Mine of Atlas Precious Metals Inc. (286,000 oz gold production). The new claims extend the claim block for about 1 mile to the southeast along the projection of the Gold Bar horst. The claims lie west of Newmont’s large claim block and north of the Placer Dome/Bravo Venture Group claim block, where Bravo recently reported an intercept of 50 ft @ 2.4 g/t gold from sampling cuttings of an historic oil well. The claims are covered by Quaternary gravels. Gravity data and widespread previous drill holes suggest relatively thin gravels in the area.

White Knight now controls over 100 square miles of mineral rights in the prolific Battle Mountain–Eureka, Lovelock–Austin and Carlin trends of Nevada. The total anticipated drilling exposure in 2005 for White Knight is expected to be approximately 65,000 feet on seven properties.

This news release was reviewed and the contents have been verified by the Company’s Qualified Person, John M. Leask, P.Eng.

On behalf of the Board of Directors,

John M. Leask, P.Eng.
Chairman of the Board

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.